News Release

Burcon Reports Fiscal 2023 First Quarter Results

Vancouver, British Columbia, August 15, 2022 -- Burcon NutraScience Corporation ("Burcon or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, reported results for the fiscal first quarter ended June 30, 2022.

Operational highlights for the first quarter ended June 30, 2022:

During the quarter, Burcon:

  recorded a 17% quarter-over-quarter increase in royalty revenues from its licensee, Merit Functional Foods Corporation ("Merit");
  provided a $3.16 million loan to Merit, as part of a $10 million funding contributed by shareholders in proportion to their Merit shareholding;
  advanced the due diligence process with a number of potential partners on opportunities to commercialize Burcon's innovative plant-based protein technologies through one or more joint ventures and/or collaboration agreements;
  announced the execution of a $10 million loan agreement with its largest shareholder; and
  received notification of nine patent grants and allowances covering the company's novel process for the extraction and purification of protein ingredients from agricultural crops such as pulse, soy and other oilseeds.  The company's IP portfolio now consists of 330 issued patents in various countries, with 72 in the U.S., as well as more than 178 active patent applications, including 25 in the U.S.

During the quarter Burcon's 31.6% investee, Merit Foods:

  further fine-tuned and optimized its production process to improve production throughput and yield of its pea and canola protein ingredients;
  increased production and sales of its best-in-class pea and canola protein ingredients;
  achieved Safe Work Certification;
  achieved the highest score of AA awarded for food safety in two consecutive years with the British Retail Consortium (BRCGS) Global Food Safety Certification, a leading global quality and food safety program; and
  expanded its sales pipeline through an aggressive sales outreach program as a plant-based protein ingredient solutions provider.

Subsequent to the quarter-end, Merit:

  launched Peazazz C™, a pea protein ingredient developed by Burcon; and
  announced the development of a solution to replace methylcellulose in meat alternatives, using Merit branded proteins

Management Commentary

Burcon's fiscal 2023 first quarter saw its joint venture, Merit continued to ramp up its production and sales of its pea and canola protein ingredients. Merit underwent continuous process improvements which included modifications, fine-tuning and optimization to increase its production throughput and yield for its dual protein process.

During the quarter, Merit optimized a new process for the production of a uniquely different pea protein ingredient, Peazazz C™, which was launched subsequent to quarter end. We expect that Peazazz C™, with its exceptional solubility and smooth, grit free texture, has the potential to win market share in the ready-to-drink sector, one of the largest plant-based categories.

Following on strong momentum from previous quarter, Burcon further advanced the due diligence process with potential partners on additional plant-based protein opportunities. During the quarter, our potential partners completed due diligence items that included process, product and overall technology evaluation. Our team in Winnipeg has been working diligently to support all aspects of the partnership discussions and due diligence process. We are encouraged by the pace with which all parties are moving forward and are motivated to work towards reaching a partnership agreement to bring to market Burcon's innovative plant-based protein technologies.

Amidst a market downturn and Burcon's share price weakness, our share price fell below US$1.00 for 30 consecutive days. On April 6, 2022, Burcon announced it had received a letter from Nasdaq regarding minimum bid price deficiency. The Company has a compliance period of 180 calendar days, or until September 28, 2022, to regain compliance with Nasdaq's minimum bid price requirement. To regain compliance, the Company's common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by September 28, 2022, the Company may be eligible for additional time to regain compliance.

Burcon was pleased to have announced that it has entered into a $10 million loan agreement with its largest shareholder. The loan is available in two $5 million tranches, first of which is now available to Burcon with a maturity date of July 1, 2024. If both tranches are fully drawn, the non-dilutive financing is expected to provide Burcon with the cash resources sufficient to meet its funding requirements to February 2024. Separately during the quarter, Burcon provided Merit a $3.16 million shareholder loan, as part of a $10 million cash call, which was fulfilled by all of Merit's shareholders in their proportionate shareholding.

We continue to strengthen our intellectual property portfolio by adding nine issued patents and allowances covering our unique and proprietary process for pulse, soy and other oilseed protein production. Through careful cost-benefit analysis of its IP portfolio, Burcon has been re-organizing its patent portfolios, filing high-value patent applications while abandoning those that provide minimal monetization value to Burcon and its commercialization efforts. Our IP portfolio now consists of 330 issued patents, of which 72 are U.S. patent grants.

Peter H. Kappel, chairman of Burcon's board of directors, continued to serve as interim CEO while the company works closely with an executive search firm specializing in the food and agribusiness sectors, to recruit a new chief executive officer. The recruitment process is ongoing with Burcon's board interviewing a number of high calibre food industry professionals.

Financial Results (in Canadian dollars)

Burcon recorded Merit royalty revenues of $91,000, as compared to its first royalty revenue of $18,000 from Merit during the first quarter of fiscal 2022. The nominal royalty amount recorded to-date reflects Merit's ongoing ramp up of its sales and production during the quarter.

Net loss totaled $4.0 million or $0.04 per basic and diluted share for the current quarter, as compared to $3.2 million or $0.03 per basic and diluted share in same period last year. The higher loss this year, as compared to last year's, includes a reduction of $718,000 of pea and canola costs that were capitalized in the first quarter of fiscal 2022, and an increase of $256,000 for our share of Merit's loss.

Burcon recorded $2.0 million as its share of loss in Merit Foods for the quarter, as compared to $1.7 million in fiscal 2022. During the first quarter of fiscal 2023, Merit recorded total sales of $2.3 million, including sales of co-products in addition to pea and canola protein sales. Merit recorded a loss of $6.3 million for the quarter ended June 30, 2022, as compared to $5.2 million in same year-ago quarter. Merit Foods' loss reflects its stage of development as it continued to ramp up its production and sales. During the quarter, Merit's shareholders advanced an aggregate of $10 million to Merit to address its liquidity requirements, with Burcon's share being $3.16 million.

Gross research and development and intellectual property expenses did not change significantly during this quarter as compared to the same year-ago quarter.

General and administrative expenses totalled $911,000, as compared to $1,013,000 in the same year-ago quarter.  The decrease of $102,000 is due mainly to the Nasdaq entry fee paid during the first quarter of last year.

At June 30, 2022, cash balances totaled $1.6 million compared to $7.0 million at March 31, 2022. During this quarter, Burcon entered into a secured loan agreement with its major shareholder of up to $10 million, that would be made available to Burcon in two $5 million tranches, with the first tranche currently available to Burcon. If fully drawn, management believes it has sufficient resources to fund its expected level of operations and working capital requirements to February 2024.

Conference Call Details

Burcon will hold an investor conference call and webcast on Monday, August 15, 2022 at 5:00pm ET.

A link to the webcast of the conference call is available on Burcon's website under "Presentations" or directly here.  The webcast will also be archived for future playback.

Investors interested in participating in the live call can dial in using the details below:

Date: Monday August 15, 2022

Time: 5:00 p.m. Eastern time (2:00 p.m. Pacific time)

Toll-free dial-in (North America): 1-855-327-6837

Dial-in (toll/international): 1-631-891-4304

Conference ID: 10019805

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins for foods and beverages. With over two decades of experience formulating high-purity proteins that have superior functionality, taste and nutrition, Burcon has amassed an extensive patent portfolio covering its novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed, among other plant sources. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has since built and commissioned a state-of-the-art protein production facility in Manitoba, Canada that is producing, under license from Burcon, best-in-class pea and canola proteins for the food and beverage industries. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, including statements with respect to the execution of definitive documentation with respect to the Loan and drawdown of the Loan. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include our ability to comply with Nasdaq listing rules, the implementation of our business model and growth strategies; trends and competition in our industry our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2022 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Director, Investor Relations

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM

Burcon NutraScience Corporation
Condensed Consolidated Interim Balance Sheets
(Unaudited) As at June 30, 2022 and March 31, 2022
(In Canadian dollars)
	June 30,	March 31,
	2022	2022
	$	$
Assets
Current assets
Cash and cash equivalents	1,641,121	7,000,824
Restricted cash	122,707	122,707
Amounts receivable	258,798	200,342
Prepaid expenses	534,846	291,621
	2,557,472	7,615,494

Property and equipment	814,917	859,386
Deferred development costs	6,111,777	6,217,153
Investment in and loan to Merit Functional Foods Corporation	14,643,258	13,402,774
Goodwill	1,254,930	1,254,930

	25,382,354	29,349,737

Liabilities
Current liabilities
Accounts payable and accrued liabilities	701,130	906,651
Lease liability	17,826	14,397
Deferred revenue	89,487	122,707
	808,443	1,043,755

Lease liability	52,890	58,742

	861,333	1,102,497

Shareholders' Equity
Capital stock	114,566,577	114,566,577
Contributed surplus	15,875,076	15,863,592
Options	7,276,961	7,041,049
Restricted share units	34,631	12,078
Deficit	(113,232,224)	(109,236,056)

	24,521,021	28,247,240

	25,382,354	29,349,737

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited) For the three months ended June 30, 2022 and 2021
(In Canadian dollars)
	2022	2021
	$	$
Revenue
Royalty income	90,538	17,965

Expenses
Research and development	856,300	441,786
Intellectual property	391,977	158,784
General and administrative	911,391	1,012,740
	2,159,668	1,613,310

Loss from operations	(2,069,130)	(1,595,345)

Interest and other income	109,378	108,368

Management fee income	6,640	61,828

Share of loss in Merit Functional Foods Corporation	(2,003,740)	(1,748,098)

Interest and other expense	(40,762)	(7,450)

Foreign exchange gain (loss)	1,446	(1,126)

Loss and comprehensive loss for the period	(3,996,168)	(3,181,823)

Basic and diluted loss per share	(0.04)	(0.03)